[LOGO OF ACERGY]

                                                               seabed-to-surface

             ACERGY S.A. CHARTERS NEW BUILD HEAVY CONSTRUCTION SHIP

London, England - June 6, 2006 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY), today announced that it has entered into an agreement with DOFCON ASA for the charter of the Skandi Acergy, a new build heavy construction ship. The 8 year charter will commence upon delivery, which is scheduled for the second quarter of 2008.

Construction is taking place at the Aker Soviknes Yard in Norway and, once complete, the ship will be a class leader amongst heavy construction ships. The new ship will be 153 metres in length, will have a cargo deck area of 2,100 m(2) and will be fitted with a heave compensated crane with 400 metric tonne lift capability, a 3,000 tonne under deck carousel and have Class 3 dynamic positioning. The ship will meet the latest environmental criteria, have a fast transit speed and will have an ice class hull enabling her to operate in the Barents Sea and Northern North Sea.

Bruno Chabas, Chief Operating Officer, said, "The charter of this new ship will give us greater flexibility of operations in the North Sea market and her high transit speed also makes her eminently suitable for the worldwide market. By entering into this charter, we continue to implement our strategy to rejuvenate our fleet, making it younger, more versatile and better suited for our client requirements."

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients

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Forward-Looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

Contacts:
Deborah Keedy / Julian Thomson
Acergy S.A.
UK +44 1932 773767 or +44 1932 773764
US  +1 877 603 0267 (toll free)
deborah.keedy@acergy-group.com
julian.thomson@acergy-group.com

www.acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com

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